NovaCopper Inc.
(an exploration-stage company)

Interim Consolidated Financial Statements
August 31, 2012
Unaudited
(expressed in US dollars)

NovaCopper Inc.	2
Q3 2012

Consolidated Balance Sheets
(unaudited)

		in thousands of dollars
	August 31, 2012	November 30, 2011
	$	$
Assets
Current assets
Cash and cash equivalents	29,101	1
Accounts receivable	184	-
Deposits and prepaid amounts	545	96
	29,830	97

Plant and equipment (note 3)	2,099	1,128
Mineral properties and development costs (note 4)	30,582	30,547
	62,511	31,772
Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,765	126
Due to related parties (note 5)	111	395
	2,876	521
Shareholders’ equity
Share capital (note 6)	92,157	27,280
Contributed surplus (note 6(a))	12,180	36,281
Contributed surplus – stock-based compensation (note 6(b))	10,785	-
Deficit	(55,487)	(32,310)
	59,635	31,251
	62,511	31,772

Nature of operations, structure, and plan of arrangement (note 1)

(See accompanying notes to the interim consolidated financial statements)

/s/ Rick Van Nieuwenhuyse, Director	/s/ Terry Krepiakevich, Director

Approved on behalf of the Board of Directors

NovaCopper Inc.	3
Q3 2012

Consolidated Statements of Loss, Comprehensive Loss and Deficit
(unaudited)

in thousands of dollars, except share and per share amounts
	For the three months ended		For the nine months ended		Cumulative
	August 31,	August 31,	August 31,	August 31,	during
	2012	2011	2012	2011	exploration
	$	$	$	$	stage
					$
Expenses
Amortization	235	113	521	169	804
Corporate development	93	40	150	91	322
Foreign exchange gain	(16)	-	(2)	-	(2)
General and administrative	778	32	1,530	46	3,659
Mineral properties expense (note 4(c))	9,139	5,589	12,197	8,367	39,233
Professional fees	46	25	190	36	301
Salaries	316	-	1,139	-	1,188
Salaries – stock-based compensation	1,987	-	7,481	-	7,481
Total expenses	12,578	5,799	23,206	8,709	52,986
Other items
Accretion expense (note 4(a))	-	486	-	974	2,530
Interest income	(19)	-	(29)	-	(29)
Loss and comprehensive loss for the period	12,559	6,285	23,177	9,683	55,487
Deficit – beginning of period	(42,928)	(24,372)	(32,310)	(20,974)	-
Deficit – end of period	(55,487)	(30,657)	(55,487)	(30,657)	(55,487)
Basic and diluted loss per common share	$0.27	$62,850	$1.11	$210,500
Weighted average number of common shares outstanding	46,663,290	100	20,946,337	46

(See accompanying notes to the interim consolidated financial statements)

NovaCopper Inc.	4
Q3 2012

Consolidated Statements of Changes in Shareholders’ Equity
For the nine month periods ended
(unaudited)

	in thousands of dollars, except share amounts
	August 31, 2012
	Number of shares	Ascribed value
		$
Share capital
Balance – beginning of period	200	27,280
Issued pursuant to Plan of Arrangement	46,577,878	64,496
Issued pursuant to an employment agreement	76,005	316
Issued on exercise of options	9,485	65
Balance – end of period	46,663,568	92,157
Contributed surplus
Balance – beginning of period		36,281
Funding provided and expenses paid by NovaGold Resources Inc.		43,763
Transfer to share capital on completion of Plan of Arrangement		(64,496)
Transfer to contributed surplus – stock-based compensation		(3,368)
Balance – end of period		12,180
Contributed surplus – stock-based compensation
Balance – beginning of period		-
Transfer from contributed surplus on completion of Plan of Arrangement		3,368
Vesting of stock option grants		7,482
Exercise of options		(65)
Balance – end of period		10,785
Deficit
Balance – beginning of period		(32,310)
Loss for the period		(23,177)
Balance – end of period		(55,487)
Total shareholders’ equity		59,635

	in thousands of dollars, except share amounts
	August 31, 2011
	Number of shares	Ascribed value
		$
Share capital
Balance – beginning of period	-	-
Issued pursuant to incorporation	100	-
Balance – end of period	100	-
Contributed surplus
Balance – beginning of period		24,270
Stock-based compensation		174
Funding provided and expenses paid by NovaGold Resources Inc.		32,806
Balance – end of period		57,250
Deficit
Balance – beginning of period		(20,974)
Loss for the period		(9,683)
Balance – end of period		(30,657)
Total shareholder’s equity		26,593

(See accompanying notes to the interim consolidated financial statements)

NovaCopper Inc.	5
Q3 2012

Consolidated Statements of Cash Flows
(unaudited)

	in thousands of dollars
	For the three months ended		For the nine months ended
	August 31,	August 31,	August 31,	August 31,	Cumulative
	2012	2011	2012	2011	during
	$	$	$	$	exploration
					stage
					$
Cash flows used in operating activities
Loss for the period	(12,559)	(6,285)	(23,177)	(9,683)	(55,487)
Items not affecting cash
Amortization	235	113	521	169	824
Accretion	-	486	-	974	2,530
Issuance of shares as	-	-	316	-	316
compensation
Stock-based compensation	1,987	28	7,481	174	8,593
Net change in non-cash working capital
Increase in accounts receivable	(62)	-	(184)	-	(184)
Decrease (increase) in deposits and prepaid amounts	154	165	(449)	(74)	(531)
Increase in accounts payable and accrued liabilities	947	1,077	2,321	1,033	2,764
	(9,298)	(4,416)	(13,171)	(7,407)	(41,175)
Cash flows from financing activities
Funding provided by NovaGold on the completion of the Plan of Arrangement	-	-	40,000	-	40,000
Funding provided and expenses paid by NovaGold	-	16,620	3,763	32,806	61,256
Repayment of notes payable	-	(12,000)	-	(24,000)	(24,000)
	-	4,620	43,763	8,806	77,256
Cash flows used in investing activities
Acquisition of plant & equipment	(297)	(204)	(1,492)	(1,399)	(2,904)
Acquisition of mineral properties	-	-	-	-	(4,076)
	(297)	(204)	(1,492)	(1,399)	(6,980)
Increase (decrease) in cash and cash equivalents	(9,595)	-	29,100	-	29,101
Cash and cash equivalents – beginning of period	38,696	-	1	-	-
Cash and cash equivalents – end of period	29,101	-	29,101	-	29,101

(See accompanying notes to the interim consolidated financial statements)

NovaCopper Inc.	6
Q3 2012

Notes to the Interim Consolidated Financial Statements
(unaudited)

1	Nature of operations, structure, and plan of arrangement

NovaCopper Inc. (“NovaCopper”) was incorporated in British Columbia under the Business Corporations Act (BC) on April 27, 2011. The Company is engaged in the exploration and development of mineral properties including the Ambler Project located in Northwest Alaska.

In April 2012, NovaCopper Inc. was listed on the Toronto Stock Exchange and the NYSE-MKT (previously NYSE-AMEX) under the symbol “NCQ” following a positive vote from the shareholders of NovaGold Resources Inc. (“NovaGold”) to distribute the shares of NovaCopper, a wholly owned subsidiary, to the shareholders of NovaGold as a return of capital by way of a Plan of Arrangement (the “Plan of Arrangement”).

Structure and plan of arrangement

The Ambler Project (the “Project”) comprises a copper-zinc-lead-gold-silver exploration property located in the United States of America (“US”). On January 11, 2010, Alaska Gold Company (“AGC”), a wholly owned subsidiary of NovaGold, purchased 100% of the Ambler property for consideration of $29 million. The Ambler property was acquired on October 17, 2011 by NovaCopper US Inc. (“NovaCopper US”) through a purchase and sale agreement with AGC. NovaGold is a precious metals company engaged in the exploration and development of mineral properties in North America with a portfolio of mineral properties located principally in Alaska and British Columbia. On October 24, 2011, NovaGold transferred its ownership of NovaCopper US to NovaCopper, a wholly owned subsidiary of NovaGold, in exchange for shares of NovaCopper.

On October 19, 2011, NovaCopper US acquired the exclusive right to explore the Bornite property and lands deeded to NANA Regional Corporation, Inc. (“NANA”) through the Alaska Native Claims Settlement Act (“ANCSA”) located adjacent to the Ambler property to create the Upper Kobuk Mineral Projects (“UKMP”).

Where applicable, these consolidated financial statements reflect the balance sheet, statements of loss, comprehensive loss and deficit and cash flows of the Project as if NovaCopper had been an independent operation from the inception of the Project. The statements of loss, comprehensive loss and deficit for the three and six months ended August 31, 2011 include direct general and administrative and exploration costs of the Project and an allocation of NovaGold’s general and administrative costs incurred in each of these periods. NovaGold has historically provided corporate services to the Project, including executive oversight, information technology, technical expertise, accounting, tax, treasury, human resources and other services. The allocation of general and administrative costs to the Project was calculated on the basis of time committed by NovaGold staff to AGC and the ratio of expenses incurred on the Project in each period presented as compared to all costs incurred by AGC in these periods.

The Project’s opening deficit has been calculated by applying the same allocation principles described above to the cumulative transactions relating to the project from the date of its initial option in 2004 and includes an allocation of NovaGold’s general and administrative expenses from the date of acquisition. All historical spending prior to April 30, 2012 was funded by NovaGold.

2	Significant accounting policies

Basis of presentation

These interim consolidated financial statements have been prepared using accounting principles generally accepted in the United States (“U.S. GAAP”) and include the accounts of NovaCopper Inc. and its subsidiary, NovaCopper US Inc. All significant intercompany transactions are eliminated on consolidation. These financial statements were approved by the Audit Committee on behalf of the Board of Directors for issue on October 9, 2012.

These interim consolidated financial statements do not contain all of the disclosures required by U.S. GAAP for complete financial statements, and should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended November 30, 2011.

All figures are in United States dollars unless otherwise noted.

NovaCopper Inc.	7
Q3 2012

Notes to the Interim Consolidated Financial Statements
(unaudited)

Change in accounting principles

Prior to 2012, the Company prepared its annual and interim consolidated financial statements using accounting principles generally accepted in Canada (“Canadian GAAP”). As described in note 10 of the Company’s annual financial statements for the year ended November 30, 2011, there were no measurement differences between Canadian GAAP and U.S. GAAP. As of December 1, 2011, the Company changed its accounting principles to U.S. GAAP retrospectively.

These financial statements include the historical assets, liabilities and expenses directly related to the Project and allocations of NovaGold’s general and administrative expenses, as described in note 1, to present the financial position, results of operations and cash flows of the Project on a standalone basis. The consolidated financial statements have been presented under the continuity of interest basis of accounting whereby the amounts are based on the amounts recorded by NovaGold.

The interim consolidated financial statements may not necessarily reflect the financial position, results of operations and changes in cash flows of the Company in the future or what they would have been had the Company been a separate, stand-alone entity for the periods presented.

Cash and cash equivalents

Cash and cash equivalents comprise of highly liquid investments maturing less than 90 days from date of initial investment. Cash and cash equivalents are designated as loans and receivables.

Plant and equipment

Plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization is calculated on a straight-line basis over the respective assets’ estimated useful lives. Amortization periods by asset class are:

Computer hardware and software	3 years
Machinery and equipment	3 years
Office furniture and equipment	5 years
Vehicles	3 years

Mineral properties and development costs

All direct costs related to the acquisition of mineral property interests are capitalized. Mineral property exploration expenditures are expensed when incurred. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed in accordance with Industry Guide 7, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against production following commencement of commercial production using the unit of production method over the estimated life of proven and probable reserves.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify the mineral property in which it has an interest. Although Management has made efforts to ensure that legal title to its property is properly recorded, there can be no assurance that such title will ultimately be secured.

Impairment of long-lived assets

Management assesses the possibility of impairment in the carrying value of its long-lived assets whenever events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, proven and probable reserves and other mineral resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is usually determined using discounted future cash flows. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect Management’s estimates.

NovaCopper Inc.	8
Q3 2012

Notes to the Interim Consolidated Financial Statements
(unaudited)

Income taxes

The liability method of accounting for income taxes is used and is based on differences between the accounting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes using enacted income tax rates expected to be in effect for the period in which the differences are expected to reverse. Deferred income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Uncertainty in income tax positions

The Company recognizes tax benefits from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement with the taxing authorities. Related interest and penalties, if any, are recorded as tax expense in the tax provision.

Financial instruments

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining these assumptions, Management uses readily observable market inputs where available or, where not available, inputs generated by Management. Changes in fair value of held-for-trading financial instruments are recorded in income or loss for the period. The Company has no held-for-trading financial assets or liabilities.

Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in net earnings. Investments in equity instruments that do not have an active quoted market price are measured at cost. The Company has no available-for-sale financial assets.

Loans and receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method. Loans and receivables consist of cash and cash equivalents, and deposits.

Other financial liabilities are recorded initially at fair value and subsequently at amortized cost using the effective interest rate method. Other financial liabilities include accounts payable and accrued liabilities, and due to related parties.

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities at the exchange rate in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rate in effect at the time of transactions. Exchange gains or losses arising on translation are included in income or loss for the period.

The Company’s functional and reporting currency is the United States dollar.

NovaCopper Inc.	9
Q3 2012

Notes to the Interim Consolidated Financial Statements
(unaudited)

Loss per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the period. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses, the exercise of outstanding convertible securities has not been included in this calculation as it would be anti-dilutive.

Stock-based compensation

Compensation expense for options granted to employees, directors and certain service providers is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model, which takes into account, as of the grant date, the fair market value of the shares, expected volatility, expected dividend yield and the risk-free interest rate over the expected life of the option. The cost is recognized using the graded attribution method over the vesting period of the respective options. The expense relating to the fair value of stock options is included in expenses and is credited to contributed surplus.

Use of estimates and measurement uncertainties

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions of future events that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reported period. Significant estimates include the basis of impairment of mineral properties and income taxes. Actual results could differ materially from those reported.

Recent accounting pronouncements

i.	Share-based payments and exercise price

The Financial Accounting Standards Board (“FASB”) issued accounting standard update (“ASU”) to Topic 718 which provides guidance on whether a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades should be classified as a liability when the exercise price is not denominated in either a foreign operation’s functional currency or the currency in which an employee’s pay is denominated. The guidance clarifies that if a share-based payment award with an exercise price denominated in a currency of a market in which a substantial portion of the entity’s equity securities trade, it would not be considered to contain a condition that is not a market, performance or service condition that would require classification as a liability if it otherwise qualifies for equity classification. This guidance is effective for interim and annual periods beginning after December 15, 2010 and is effective for the Company beginning December 1, 2011. Adoption of this guidance had no impact on the Company’s interim consolidated financial statements.

ii.	Presentation of comprehensive income

In June 2011, the FASB issued an update to Topic 220, “Presentation of Comprehensive Income”. This ASU provides that an entity that reports items of other comprehensive income has the option to present comprehensive income in either 1) a single statement that presents the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income; or 2) a two-statement approach which presents the components of net income and total net income in a first statement, immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option in current U.S. GAAP that permits the presentation of other comprehensive income in the statement of changes in equity was eliminated. The guidance will be applied retrospectively and is effective for annual periods beginning after December 15, 2011. Early adoption is permitted. The Company has elected to early adopt the guidance effective December 1, 2011. The Company’s current one-statement approach resulted in no impact to presentation.

NovaCopper Inc.	10
Q3 2012

Notes to the Interim Consolidated Financial Statements
(unaudited)

iii.	Comprehensive income

In December 2011, the FASB issued “Comprehensive Income – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). ASU 2011-12 defers changes in Update 2011-05 that relate to the presentation of reclassification adjustments. ASU 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (year ending November 30, 2013 for the Company). We do not expect the adoption of ASU 2011-12 to have a material impact on our results of operations, financial condition, or cash flows.

3	Plant and equipment

	in thousands of dollars
	August 31, 2012
		Accumulated
	Cost	amortization	Net
	$	$	$
Alaska, USA
Machinery and equipment	2,733	(774)	1,959
Vehicles	210	(74)	136
Computer hardware	31	(27)	4
	2,974	(875)	2,099

	in thousands of dollars
	November 30, 2011
		Accumulated
	Cost	amortization	Net
	$	$	$
Alaska, USA
Machinery and equipment	1,379	(279)	1,100
Vehicles	72	(49)	23
Computer hardware	31	(26)	5
	1,482	(354)	1,128

4	Mineral properties and development costs

	in thousands of dollars
	November 30, 2011	Acquisition costs	August 31, 2012
	$	$	$
Ambler property (a)	26,547	35	26,582
Bornite property (b)	4,000	-	4,000
	30,547	35	30,582

	in thousands of dollars
	November 30, 2010	Acquisition costs	November 30, 2011
	$	$	$
Ambler property (a)	26,547	-	26,547
Bornite property (b)	-	4,000	4,000
	26,547	4,000	30,547

NovaCopper Inc.	11
Q3 2012

Notes to the Interim Consolidated Financial Statements
(unaudited)

(a)	Ambler property

On January 11, 2010, NovaGold, through its wholly-owned subsidiary AGC, purchased 100% of the Ambler property in Northwest Alaska, which hosts the copper-zinc-lead-gold-silver Arctic deposit. As consideration, NovaGold, issued 931,098 shares with a fair value of $5.0 million and agreed to make cash payments to the vendor of $12.0 million each in January 2011 and January 2012, respectively, for total consideration of $29.0 million. The fair value of these cash payments were $11.1 million and $10.3 million, respectively, at the transaction date valued using a discount rate of approximately 8%. The January 2011 payment was made by NovaGold on January 7, 2011 and the January 2012 payment was made by NovaGold in advance on August 5, 2011. Total fair value of the consideration was $26.5 million, including transaction costs associated with the acquisition of $0.1 million. The vendor retained a 1% net smelter return royalty that the owner of the property can purchase at any time for a one-time payment of $10.0 million.

The property recognized accretion expense of $nil for the three and nine months ended August 31, 2012, $0.5 million for the three months ended August 31, 2011 and $1.0 million for the nine months ended August 31, 2011.

Prior to the acquisition in 2010, NovaGold held an option to earn a 51% interest in the property which was terminated upon entering into the purchase and sale agreement.

As discussed in note 1, the property was acquired on October 17, 2011 by NovaCopper US through a purchase and sale agreement with AGC.

During the third quarter of 2012, the Company staked additional state claims contiguous with its’ Ambler property of $35,000.

(b)	Bornite property

On October 19, 2011, NovaCopper US acquired the exclusive right to explore the Bornite property and lands deeded to NANA through the ANCSA, located adjacent to the Ambler property in Northwest Alaska. As consideration, NovaCopper US paid $4 million upon signing to acquire the right to explore and develop the combined Upper Kobuk Mineral district including NovaCopper US’ Ambler property through an Exploration Agreement and Option to Lease with NANA. Upon the decision to proceed with development of a mine on the lands, NANA maintains the right to purchase between a 16%-25% interest in the mine or retain a 15% net proceeds royalty. Should NANA elect to purchase an interest, consideration will be payable equal to the historical costs incurred on the properties at the elected percentage purchased less $40 million. The parties would form a joint venture and be responsible for all future costs based on their pro-rata share.

NANA would also be granted a net smelter return royalty between 1% and 2.5% upon the execution of a mining lease or a surface use agreement, the amount which is determined by the area of land production originates from.

(c)	Mineral properties expense

The following table summarizes mineral properties expense for the three and nine months ended August 31, 2012 and 2011.

NovaCopper Inc.	12
Q3 2012

Notes to the Interim Consolidated Financial Statements
(unaudited)

	in thousands of dollars
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	August 31, 2012	August 31, 2011	August 31,	August 31,
	$		$2012	2011
			$	$
Community	8	-	101	-
Drilling	3,532	1,434	3,910	1,508
Engineering	34	490	316	723
Environmental	174	32	242	32
Geochemistry and geophysics	775	72	822	74
Land and permitting	-	-	18	-
Other income	(33)	-	(93)	-
Project support	2,921	1,928	4,107	3,356
Wages and benefits	1,728	1,633	2,774	2,674
Mineral property expense	9,139	5,589	12,197	8,367

Cumulative mineral properties expense from an initial earn-in agreement on the property in 2004 to August 31, 2012 is $39.2 million.

5	Related parties

Expenses to April 30, 2012 were funded by NovaGold and its subsidiaries. NovaGold is a company with officers and directors in common. During the nine months ended August 31, 2012, NovaGold and its subsidiaries provided management and office services totaling $464,000 to the Company, including rent and a one-time set-up fee of $49,000 pursuant to a Services Agreement.

During the nine months ended August 31, 2012, the Company provided exploration and management services in the amount of $29,000 to NovaGold under the Services Agreement.

The Company had accounts receivable of $13,000 at August 31, 2012 due from NovaGold. The Company had payables due to related parties of $111,000 at August 31, 2012 and $395,000 at November 30, 2011 due to NovaGold and its subsidiaries. The amount due at November 30, 2011 was capitalized as part of NovaGold’s funding of NovaCopper prior to the Effective Date of the Plan of Arrangement.

6	Share capital

Authorized:
           unlimited common shares, no par value

	in thousands of dollars except share amounts
	August 31, 2012
	Number of shares	Ascribed value
		$
Balance – beginning of period	200	27,280
Issued pursuant to Plan of Arrangement	46,577,878	64,496
Issued pursuant to employment agreement	76,005	316
Issued on exercise of options	9,485	65
Balance – end of period, issued and outstanding	46,663,568	92,157

On March 28, 2012, the shareholders of NovaGold approved the Plan of Arrangement in which NovaGold would distribute its interest in NovaCopper to its shareholders on the basis that each shareholder would receive one share in NovaCopper for every six shares of NovaGold held on the record date. On April 30, 2012 (the “Effective Date”), the Plan of Arrangement became effective in which the Company distributed a total of 46,578,078 common shares, including shares held by NovaGold, to shareholders of record of NovaGold as at the close of business on April 27, 2012.

NovaCopper Inc.	13
Q3 2012

Notes to the Interim Consolidated Financial Statements
(unaudited)

Concurrent with completion of the Plan of Arrangement, the Company issued 76,005 shares to the CEO as part of his employment agreement.

(a) Commitment

Under the Plan of Arrangement, NovaCopper has committed to issue up to 6,181,352 common shares to satisfy holders of NovaGold warrants, performance share units (“PSUs”) and deferred shares units (“DSUs”) on record as of the close of business April 27, 2012 on the same basis as NovaGold shareholders under the Plan of Arrangement. The amount of $12.2 million recorded in contributed surplus represents a pro-rated amount of the historical NovaGold investment based on the fully diluted number of common shares at the time the Arrangement became effective. When a warrant is exercised or a unit becomes vested, NovaCopper has committed to deliver one common share to the holder for every six shares of NovaGold the holder is entitled to receive, round down to the nearest whole number.

As of the Effective Date, there were 36.5 million NovaGold warrants, 355,800 performance share units of which the NovaGold shares that may be issued vary between 0% and 150% of the number of PSUs granted, and 24,833 DSUs outstanding.

(b) Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of the option grant. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable for a maximum of five years from the date of grant, and may be subject to vesting provisions. The Company recognizes compensation cost using the graded attribution method over the respective vesting period for the stock options.

Under the Plan of Arrangement, holders of NovaGold stock options received one option in NovaCopper for every six options held in NovaGold. The exercise price of the options in NovaCopper was determined based on the relative fair values of NovaCopper and NovaGold based on the volume weighted-average trading prices on the Toronto Stock Exchange for the five trading days commencing on the sixth trading day following the Effective Date. All other terms of the options remained the same. A total of 2,189,040 options to acquire NovaCopper shares were granted under the Plan of Arrangement.

The fair value of the stock options under the Plan of Arrangement has been estimated using an option pricing model. Assumptions used in the pricing models are as provided below.

Nine months ended
August 31, 2012
Average risk-free interest rate	1.34-1.44%
Exercise price	CDN$0.55-10.67
Expected life	0.1-3.0 years
Expected volatility	50.5-61.3%
Expected dividends	Nil

For the period ended August 31, 2012, 33,333 options were exercised at a weighted average exercise price of CDN$2.19.

On the Effective Date, 950,000 incentive stock options were granted to certain of its employees and service providers exercisable for a period of five years at a price equal to the volume weighted-average trading price on the Toronto Stock Exchange for the five trading days commencing on the sixth trading day following the Effective Date, CDN$3.11, with one-third vesting immediately, one-third vesting on the first anniversary and one third vesting on the second anniversary. 2,850,000 incentive stock options were granted to officers on the same pricing and expiry terms as described above, with two-thirds vesting on the first anniversary and one third vesting on the second anniversary. An initial grant of 2,000,000 options to non-executive directors has been granted and vested on the Effective Date exercisable for a period of five years on the same pricing terms as described above.

NovaCopper Inc.	14
Q3 2012

Notes to the Interim Consolidated Financial Statements
(unaudited)

During the third quarter of 2012, 205,000 options were granted to new employees exercisable for a period of five years with various vesting terms over three years from the grant date.

The fair value of the stock options recognized in the period has been estimated using an option pricing model. Assumptions used in the pricing model for the period are as provided below.

Nine months ended
August 31, 2012
Average risk-free interest rate	1.02-1.59%
Exercise price	CDN$1.77-3.11
Expected life	3.0 – 5.0 years
Expected volatility	59.0-101.3%
Expected dividends	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. As NovaCopper has no history of granting stock options prior to April 30, 2012, the Company considered historical information from NovaGold in estimating the expected life of the options granted during the period. Further, volatility was estimated based upon historical price observations of NovaGold over the expected term of the options.

For the period ended August 31, 2012, the Company granted a total of 6,005,000 stock options at a weighted average fair value of $2.39 and recognized a share-based payments charge of $7.5 million for options granted to directors, employees and services providers, net of forfeitures.

As of August 31, 2012, there were 3,531,680 non-vested options outstanding with a weighted average exercise price of CDN$3.07 and 309,601 non-vested NovaGold arrangement options outstanding with a weighted average exercise price of CDN$5.77; the non-vested stock option expense not yet recognized was $7.0 million; and this expense is expected to be recognized over the next two years.

7	Management of capital risk

The Company relies upon Management to manage capital in order to accomplish the objectives of safeguarding the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and maintain a capital structure which optimizes the costs of capital at an acceptable risk (note 1). The Company’s current capital consists of share capital and equity funding received from its prior owner, NovaGold.

As the Company is currently in the exploration phase none of its financial instruments are exposed to commodity price risk; however, the Company’s ability to obtain long-term financing and its economic viability may be affected by commodity price volatility.

To facilitate the management of its capital requirements, Management prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

8	Financial instruments

The Company is exposed to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, and due to related parties. The fair value of accounts payable and accrued liabilities and due to related parties approximates their carrying value due to the short-term nature of their maturity.

NovaCopper Inc.	15
Q3 2012

Notes to the Interim Consolidated Financial Statements
(unaudited)

Financial risk management

The Company’s activities expose them to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a) Currency risk

Currency risk is the risk of a fluctuation in financial asset and liability settlement amounts due to a change in foreign exchange rates. The Company operates in the United States and Canada with some expenses incurred in Canadian dollars. The Company’s exposure is limited to cash of CDN$314,000, accounts receivable of CDN$21,000 and accounts payable of CDN$148,000. Based on a 10% change in the US-Canadian exchange rate, assuming all other variables remain constant, the Company’s net loss would change by approximately $17,000.

(b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company holds cash and cash equivalents with a Canadian Chartered financial institution which are composed of financial instruments issued by Canadian banks. The Company’s accounts receivable consist of HST receivable from the Federal Government of Canada, amounts due from related parties and receivables due for camp and management services provided to other parties. The Company’s exposure to credit risk is limited to the balance of cash and cash equivalents and accounts receivable as recorded in the financial statements.

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties raising funds to meet its financial obligations as they fall due. The Company is in the exploration stage and does not have cash inflows from operations; therefore, the Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in notes 1 and 7 to the consolidated financial statements.

Contractually obligated cash flow requirements as at August 31, 2012 are as follows.

	in thousands of dollars
	Total $	< 1 Year $	1–2 Years $	2–5 Years $	Thereafter $
Accounts payable and accrued liabilities	2,765	2,765	-	-	-
Due to related parties	111	111
	2,876	2,876	-	-	-

(d) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds excess cash balances in money market funds which limits the risk of loss due to interest rate changes to $nil.

NovaCopper Inc.	16
Q3 2012